UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Tecogen Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

87876P201
(CUSIP Number)

March 9, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87876P201	13G Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ann Marie Pacheco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,706,454
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,706,454
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,706,454
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.91%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 87876P201	13G	Page 3 of 6

Item 1.

(a) Name of Issuer:

Tecogen Inc.

(b). Address of Issuer’s Principal Executive Offices:

45 First Avenue, Waltham, MA 02451

Item 2.

(a) Name of Person Filing:

Ann Marie Pacheco

b) Address of Principal Business Office or, if None, Residence:

c/o Tecogen Inc., 45 First Avenue, Waltham, MA 02451

(c) Citizenship:

United States of America

(d) Title of Class of Securities:

Common Stock, $.001 par value per share

(e) CUSIP Number:

87876P201

Item 3. If the statement is being filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

CUSIP No. 87876P201	13G	Page 4 of 6

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);
(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);
(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☐	An investment adviser in accordance with §240.13d-1(b) (1) (ii) (E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); and
(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If a member of the group is filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4. Ownership.

(a)
Amount beneficially owned: 3,706,454 shares of Common Stock of Tecogen Inc. (“Common Stock”).

Ms. Pacheco has sole dispositive and voting power with respect to the following shares: (i) 1,620,664 shares of Common Stock held by the John N. Hatsopoulos 1989 Family Trust for the benefit of Nia Marie Hatsopoulos, of which Ms. Pacheco is the sole trustee, (ii) 2,078,960 shares of Common Stock held by the Nia M. Hatsopoulos Jephson 2011 Irrevocable Trust, of which Ms. Pacheco is the sole trustee, (iii) 1,240 shares of Common Stock owned individually by Ms. Pacheco, and (iv) 5,590 shares of Common Stock underlying options to purchase shares of Common Stock held by Ms. Pacheco which options are currently exercisable. Does not include 8,250 shares of Common Stock underlying options to purchase shares of Common Stock that are not currently exercisable.

(b)	Percent of class: 14.91% (calculated on the basis of 24,850,251 shares of Common Stock outstanding as of December 31, 2021, as reported in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 10, 2022).

(c)	Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote:            3,706,454
(ii)    Shared power to vote or direct the vote:            0
(iii)    Sole power to dispose or to direct the disposition of:        3,706,454
(iv)    Shared power to dispose or to direct the disposition of:    0

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Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

3,699,624 of the 3,706,454 shares of Common Stock held beneficially are held pursuant to (1) The John N. Hatsopoulos 1989 Family Trust, of which Mrs. Pacheco is the sole trustee, and (2) the Nia M. Hatsopoulos Jephson 2011 Irrevocable Trust, of which Mrs. Pacheco is the sole trustee. Ms. Nia M. Hatsopoulos Jephson is the beneficiary of the shares held by such trusts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

13G
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with the a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2022

\s\ Ann Marie Pacheco
Ann Marie Pacheco

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The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)